Exhibit 4.42

Execution version

To:	Markit Group Holdings Limited
4th Floor, Ropemaker Place
25 Ropemaker Street
London EC2Y 9LY

(for itself and as Obligors’ Agent for and on behalf of the other Obligors pursuant to clause 2.5 (Obligors’ Agent) of the Original Facility Agreement)

Cc:	Each Lender under and as defined in the Original Facility Agreement (as defined below)

29 May 2015

Dear Sirs

Amendment Letter relating to the US$1,050,000,000 multicurrency revolving facility agreement (the “Original Facility Agreement”) dated 16 July 2012 (as amended and restated from time to time prior to the date of this letter, and as most recently amended and restated on 21 March 2014 and most recently amended on 13 June 2014) and made between, among others, Markit Group Holdings Limited (the “Company”), each of Barclays Bank PLC, HSBC Bank plc, Royal Bank of Canada and The Royal Bank of Scotland plc as mandated lead arrangers and bookrunners (the “Arrangers”) and HSBC Bank plc as agent (the “Agent”)

1.	INTRODUCTION

1.1	We refer to:

(a)	the Original Facility Agreement; and

(b)	the Original Facility Agreement as amended by this letter (the “Amended Facility Agreement”).

1.2	Unless a contrary indication appears, terms defined in the Original Facility Agreement have the same meaning when used in this letter. The principles of construction set out in the Original Facility Agreement shall have effect as if set out in this letter.

1.3	We write to you in our capacity as agent (acting as behalf of the other Finance Parties) under and in connection with the Finance Documents, as set out in clause 27.1 (Appointment of the Agent) of the Original Facility Agreement.

2.	BACKGROUND

2.1	You sent an amendment request letter on 7 May 2015 and a supplemental request by e-mail on 14 May 2015 (together, the “Request Letters”) in accordance with clause 36.1 (Required consents) of the Original Facility Agreement, requesting approval and confirmation from the Majority Lenders with respect to the amendments set out in paragraph 3 (Amendments) of this letter.

2.2	We are pleased to confirm that all the Lenders have given consent to the amendments requested in the Request Letters.

3.	AMENDMENTS

3.1	With effect from the date of your countersignature of this letter, the Original Facility Agreement shall be amended as follows:

3.1.1	Acceptable Bank

Paragraph (b) of the definition of “Acceptable Bank” in clause 1.1 (Definitions) of the Original Facility Agreement shall be amended by inserting the words ““F-1” or higher by” immediately before the words “Fitch Rating Ltd”.

3.1.2	Cash Equivalent Investment

Each of paragraphs (g) and (i) of the definition of “Cash Equivalent Investments” in clause 1.1 (Definitions) of the Original Facility Agreement shall be amended by deleting the term “F1” and replacing it with the term “F-1”.

3.1.3	Permitted Acquisition

(a)	Paragraph (c) of the definition of “Permitted Acquisition” in clause 1.1 (Definitions) of the Original Facility Agreement shall be deleted and replaced as follows:

“(c)	acquisitions where cash consideration is more than US$425,000,000 or where the aggregate limit of US$725,000,000 under paragraph (b) above would be exceeded provided that at least 14 days but no more than 60 days before the proposed acquisition, the Company provides a certificate (in form and substance satisfactory to the Agent) signed by any two of a director(s), Group finance director or chief financial officer of the Company and showing, in reasonable detail, that (assuming that the acquisition had occurred and on a pro forma basis):

(i)	Interest Cover is not projected to be less than 4:1; and

(ii)	Total Leverage is not projected to exceed 3.5:1,

in each case, on each of the next two Financial Half Year Dates following the proposed date of completion of the acquisition;”

(b)	An additional limb (g) shall be added to the definition of “Permitted Acquisition” in clause 1.1 (Definitions) of the Original Facility Agreement as follows:

“(g) any defeasement, redemption, purchase, repurchase, cancellation, retirement, reduction or repayment in respect of share capital of Topco or any Subsidiary of Topco.”

3.1.4	Permitted Disposal

(a)	Paragraph (l) of the definition of “Permitted Disposal” in clause 1.1 (Definitions) of the Original Facility Agreement shall be restated as follows:

“(l)	made on arm’s length terms and for full cash consideration at fair market value where the consideration receivable exceeds either of the baskets set out in paragraph (k) above provided that in any Financial Year an aggregate amount of no more than US$175,000,000 of the Disposal Proceeds arising from such disposals is reinvested in the business of the Group within 365 days of such disposals or, to the extent not so reinvested, applied in prepayment and cancellation of the Facility in accordance with Clause 8.6 (Permitted Disposals) save that such prepayment may be on a pro rata basis with any similar prepayment required pursuant to the terms of any Private Placement Notes; or”

(b)	Paragraph (m) of the definition of “Permitted Disposal” in clause 1.1 (Definitions) of the Original Facility Agreement shall be restated as follows:

“(m)	made on arm’s length terms and for full cash consideration at fair market value where the consideration receivable (when aggregated with the consideration receivable for any other sale, lease, transfer or other disposal by the Group, other than any permitted under paragraphs (a) to (l) above) exceeds the baskets set out in paragraphs (k) and (l) above provided that the Disposal Proceeds arising from such disposals in excess of such baskets are applied in prepayment and cancellation of the Facility in accordance with Clause 8.6 (Permitted Disposals) save that such prepayment may be on a pro rata basis with any similar prepayment required pursuant to the terms of any Private Placement Notes.”

(c)	Paragraph (a) of clause 8.6 (Permitted Disposals) of the Original Facility Agreement shall be restated as follows:

“(a)	The Company shall ensure that the Disposal Proceeds from any Permitted Disposal under paragraph (l) of the definition of Permitted Disposal are applied (which may be on a pro rata basis with any similar prepayment required pursuant to the terms of any Private Placement Notes) promptly in prepayment and cancellation of the Facility to the extent they are not reinvested in the business of the Group within 365 days of the date of completion of such disposal.”

(d)	Paragraph (b) of clause 8.6 (Permitted Disposals) of the Original Facility Agreement shall be restated as follows:

“(b)	The Company shall ensure that the Disposal Proceeds from any Permitted Disposal under paragraph (m) of the definition of Permitted Disposal are applied (which may be on a pro rata basis with any similar prepayment required pursuant to the terms of any Private Placement Notes) promptly in prepayment and cancellation of the Facility.”

3.1.5	Private Placement

The following definitions shall be inserted into clause 1.1 (Definitions and interpretation) of the Original Facility Agreement:

““Private Placement” means a private placement or offering under Section 4(a)(2) of the Securities Act of debt securities issued by an Obligor.

“Private Placement Notes” means any notes issued and sold to institutional investors pursuant to a Private Placement.”

3.1.6	Guarantor Coverage

Paragraph (b) of clause 22.20 (Guarantor Coverage) of the Original Facility Agreement shall be amended by the replacement of the term “15 Business Days” with the term “45 Business Days”.

3.1.7	Financial Condition

Paragraph	(b) of clause 21.2 (Financial condition) of the Original Facility Agreement shall be restated as follows:

“(b)	Total Leverage

Total Leverage in respect of a Relevant Period shall not be more than 3:1 or, following completion of an acquisition permitted under the definition of “Permitted Acquisition” where the ratio of 3:1 would not otherwise be exceeded but for such permitted acquisition and for no more than two successive Relevant Periods after the completion of such acquisition, 3.5: 1.”

4.	REPRESENTATIONS

4.1	The Repeating Representations are deemed to be made by each Obligor (by reference to the facts and circumstances then existing) on the date of this letter and on the date of your countersignature of this letter and references to “this Agreement” in the Repeating Representations should be construed as references to this letter, to the Original Facility Agreement and to the Amended Facility Agreement.

5.	CONTINUITY AND FURTHER ASSURANCE

5.1	The provisions of the Original Facility Agreement and the other Finance Documents shall, save as amended by this letter, continue in full force and effect.

5.2	For the avoidance of doubt, each Guarantor confirms for the benefit of the Finance Parties that all Guarantee Obligations owed by it under the Amended Facility Agreement shall (a) remain in full force and effect notwithstanding the amendments referred to in paragraph 3 (Amendments) of this letter and (b) extend to any new obligations assumed by any Obligor under the Finance Documents as a result of this letter (including, but not limited to, under the Amended Facility Agreement). For the purpose of this paragraph 5.2, “Guarantee Obligations” means the guarantee and indemnity obligations of a Guarantor contained in the Original Facility Agreement.

5.3	Each Obligor shall at our request and at their own expense, do all such acts and things necessary or desirable to give effect to the amendments effected or to be effected pursuant to this letter.

6.	COSTS AND EXPENSES

6.1	You shall within 5 Business Days of demand pay us (for our own benefit and on behalf of the Finance Parties) the amount of all costs and expenses (including, but not limited to, legal fees) subject to a cap (if any) agreed before the date of this letter plus VAT or other similar taxes (if applicable), in each case reasonably incurred by us or any of them in connection with the negotiation, preparation, printing and execution of this letter and any other documents referred to in this letter.

7.	MISCELLANEOUS

7.1	The provisions of clause 32 (Notices), clause 34 (Partial invalidity), clause 35 (Remedies and waivers), clause 41 (Enforcement) and clause 42 (Waiver of Jury Trial) of the Original Facility Agreement shall be incorporated into this letter as if set out in full in this letter and as if references in those clauses to “this Agreement” or “the Finance Documents” are references to this letter.

7.2	You act as agent on behalf of the Obligors in accordance with clause 2.5 (Obligors’ Agent) of the Original Facility Agreement, and any obligation incurred by an Obligor under paragraphs 5 (Continuity and further assurance) and 6 (Costs and expenses) of this letter is incurred on the basis of you having acted as agent on behalf of that Obligor.

7.3	This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

7.4	Other than any Finance Party, a person who is not a signatory to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this letter.

7.5	In accordance with the Original Facility Agreement, each of the Company and Agent designates this letter as a Finance Document.

7.6	This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

Yours faithfully

/s/ illegible
For and on behalf of
HSBC BANK PLC as Agent

Acknowledged and agreed:

/s/ Jeff Gooch
For and on behalf of
MARKIT GROUP HOLDINGS LIMITED

Date: 29 May 2015